UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)1
Franklin Wireless Corp.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
355184102
(CUSIP Number)
ANDREWS KURTH LLP
450 Lexington Avenue, 15th Floor
New York, New York 10017
Attn: David Hoyt
(212) 850-2872
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 15, 2011
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SHERMAN CAPITAL GROUP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		305,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		305,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS STEVEN SHERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		305,000 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		305,000 [1]

WITH	10	SHARED DISPOSITIVE POWER

-0- [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,000 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%[1]

14	TYPE OF REPORTING PERSON

IN
1    The shares reported herein are held as of record by Sherman Capital Group LLC. Mr. Sherman, in his role as managing member of Sherman Capital Group LLC, exercises sole voting and dispositive power over the shares held in Sherman Capital Group LLC, and may be deemed to have beneficial ownership of such shares.

1	NAME OF REPORTING PERSONS KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		405,817

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		405,817

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS DAVID S. OROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		456,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		456,005

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS LLOYD I. MILLER, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		264,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER

		264,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	314,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D/A1
          The following constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed by the undersigned, dated and filed August 4, 2011 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of Franklin Wireless Corp. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 6205 Lusk Blvd., San Diego, California, 92121. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 2. Identity and Background.
Item 2 of the Statement is hereby amended and restated in its entirety as follows:
          (a) This statement is filed by Sherman Capital Group (“SCG”), Steven Sherman as managing member of SCG (“Mr. Sherman”), Karen Singer as trustee of Singer Children’s Management Trust (the “Trust”), David S. Oros (“Mr. Oros”) and Lloyd I. Miller, III (“Mr. Miller”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
          SCG is a limited liability company organized under the laws of the State of Arizona. SCG’s principal business is making investments in publicly traded and privately-held companies. SCG’s principal place of business and principal office is located at 3820 W. Happy Valley Road, Suite 141-601, Glendale, AZ 85310. During the last five years, SCG has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Mr. Sherman’s principal place of business is 3820 W. Happy Valley Road, Suite 141-601, Glendale, AZ 85310. Mr. Sherman’s principal business is acting as managing member of SCG. During the last five years, Mr. Sherman has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sherman is a citizen of the United States of America.
          Ms. Karen Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms Singer’s principal occupation is investing assets held in the Trust. During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Singer is a citizen of the United States of America.
          Mr. Oros’s principal place of business is 621 E. Pratt Street, Baltimore, Maryland, 21202. Mr. Oros’s principal occupation is investing in and managing public and privately-held corporations. During the last five years, Mr. Oros has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Oros is a citizen of the United States of America.
          Mr. Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the last five years, Mr. Miller has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
          SCG may be deemed to beneficially own 305,000 Shares, as follows:
          The aggregate purchase price of the Shares owned by SCG is approximately $795,670.00. The Shares owned by SCG were purchased with funds from Mr. Steven Sherman, the managing member of SCG.
          Mr. Sherman may be deemed to beneficially own 305,000 Shares, as follows:1
          The aggregate purchase price of the Shares owned by SCG is approximately $795,670.00. The Shares owned by Mr. Sherman were purchased with funds from Mr. Steven Sherman.
          Ms. Singer may be deemed to beneficially own 405,817 shares through the Trust, as follows:
          Ms. Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $900,904.00.
          Mr. Oros may be deemed to beneficially own 456,005 Shares, as follows:
          The aggregate purchase price of the Shares held by Mr. Oros is approximately $1,148,938.16. The Shares held by Mr. Oros were purchased with personal funds generated and held by Mr. Oros.
          Mr. Miller may be deemed to beneficially own 314,900 Shares, as follows:
          Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust C (“Trust C”). Trust C was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Trust C was further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to Trust C. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $563,429.00.

[1]	As noted in FN1, these Shares are held of record by SCG.

          Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the Shares Mr. Miller is deemed to beneficially own as the co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as co-manager of Milfam NG was $80,800.00.
Item 4. Purpose of Transaction.
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
          As set forth in the original Statement, in accordance with that certain Joint Filing and Action Agreement (the “Original Joint Agreement”), dated as of August 4, 2011, among the Trust, Mr. Oros and SCG (filed as Exhibit 99.1 to the Statement), the Trust, Mr. Oros and SCG formed a “group” for the purposes of (i) delivering a letter (the “August 4 Letter), dated as of August 4, 2011 (filed as Exhibit 99.2 to the Statement) to the Issuer’s Board of Directors seeking improved corporate governance and public disclosure and regular communications with stockholders, including forward looking information and (ii) if the Issuer failed to respond to the Group’s satisfaction, taking certain steps as the Group deemed necessary and appropriate, including, without limitation, nominating, and voting in favor of, two persons designated by the Group for election to the Issuer’s Board of Directors at a meeting of stockholders of the Issuer, (iii) engaging in discussions with the Board of Directors and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.
          On November 15, 2011, the Trust, Mr. Oros, SCG, Milfam NG and Trust C (the “Group”) entered into that certain Amended and Restated Joint Filing and Action Agreement (the “Amended Joint Agreement”) (filed as Exhibit 99.3 hereto), for the purposes of (i) adding Milfam NG and Trust C to the Group, and (ii) delivering a letter (the “November 16 Letter), dated as of November 16, 2011 (filed as Exhibit 99.4 hereto) to the Issuer’s Board of Directors noting, among other things, (A) the Group’s dissatisfaction with the Issuer’s financial and operating results and stock performance, (B) the Group’s belief that the Issuer’s proxy (the “Proxy”), dated November 14, 2011, setting a shareholder meeting on December 22, 2011 and a record date of October 14, 2011 appeared to the Group to be designed to entrench management and disenfranchise shareholders, (C) the Group’s belief that the proposal in the Proxy to ratify an increase in authorized shares to the Issuer’s 2009 stock option plan that the Issuer previously announced was approved by shareholders indicates that the Company made misleading statements in a prior SEC filing announcing such purported approval, (D) the Group’s belief that the offer by the Issuer’s President, apparently on behalf of himself and other insiders, to sell their Shares in the Issuer to members of the Group and resign their positions with the Issuer clearly shows that the Issuer’s board of directors lack confidence in their ability to manage the Issuer, and (E) the Group’s continued exploration of all actions available to them, including potentially proposing an alternative slate of directors than the slate of incumbent directors proposed by the Issuer in the Proxy.
          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
          (a)
          SCG beneficially owns 305,000 Shares of the Issuer comprising approximately 2.6% of the outstanding Shares of the Issuer (based on 11,835,471 Shares outstanding as reported in the Issuer’s Form 10-Q filed on November 14, 2011). Mr. Sherman, as the managing member of SCG, may be deemed to beneficially own the 305,00 Shares of the Issuer which are owned as of record by SCG, comprising approximately 2.6% of the outstanding Shares of the Issuer.
          Ms. Singer, as trustee of the Trust, is the beneficial owner of 405,817 Shares of the Issuer, comprising approximately 3.4% of the outstanding Shares of the Issuer (based on 11,835,471 Shares outstanding as reported in the Issuer’s Form 10-Q filed on November 14, 2011).
          Mr. Oros is the beneficial owner of 456,005 Shares of the Issuer, comprising approximately 3.9% of the outstanding Shares of the Issuer (based on 11,835,471 Shares outstanding as reported in the Issuer’s Form 10-Q filed on November 14, 2011).
          Mr. Miller may be deemed to beneficially own 314,900 Shares, comprising approximately 2.7% of the outstanding Shares of the Issuer (based on 11,835,471 Shares outstanding as reported in the Issuer’s Form 10-Q filed on November 14, 2011). As of the date hereof, 50,000 of the Shares beneficially owned by Mr. Miller are owned of record by Trust C and 264,900 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam NG.
          Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
          (b)
          Mr. Sherman has sole dispositive and voting power over the Shares of the Issuer owned by SCG as reported on this Schedule 13D.
          Ms. Singer has sole dispositive and voting power over the Shares of the Issuer owned by the Trust as reported on this Schedule 13D.
          Mr. Oros has sole dispositive and voting power over the Shares of the Issuer owned by Mr. Oros as reported on this Schedule 13D.
          Mr. Miller has sole voting and dispositive power for the Shares owned by Trust C as reported on this Schedule 13D. Mr. Miller has shared voting and dispositive power for the Shares owned by Milfam NG as reported on this Schedule 13D.
          (c) The following table details the transactions effected by the Reporting Persons in the past 60 days:

     Sherman Capital Group LLC/Steven Sherman

Date of Transaction	Number of Shares Purchased	Price Per Share
October 28, 2011	5,000	$1.454
     Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
October 18, 2011	50,000	$1.14
October 19, 2011	12,500	$1.13
November 15, 2011	52,000	$1.40
     David S. Oros

Date of Transaction	Number of Shares Purchased	Price Per Share
October 18, 2011	50,000	$1.14
October 19, 2011	12,500	$1.13
November 15, 2011	50,000	$1.42
     Lloyd I. Miller, III — Trust C

Date of Transaction	Number of Shares Purchased	Price Per Share
September 29, 2011	50,000	$1.616
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On November 15, 2011, Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros, Milfam NG LLC and Lloyd I. Miller — Trust C entered into an Amended and Restated Joint Filing and Action Agreement, which amended and restated in its entirety a Joint Filing & Action Agreement, dated August 4, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros. A copy of the Joint Filing and Action Agreement was attached as Exhibit 99.1 to the statement and incorporated herein by reference. A copy of the Amended and Restated Joint Filing & Action Agreement is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Action Agreement, dated August 4, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros (filed as Exhibit 99.1 to the Statement on August 4, 2011)

99.2	Letter, dated August 4, 2011, by Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros to the Board of Directors of the Issuer (filed as Exhibit 99.2 to the Statement on August 4, 2011)

99.3	Amended and Restated Joint Filing and Action Agreement, dated November 15, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros and Milfam NG LLC and Lloyd I. Miller — Trust C

99.4	Letter, dated November 16, 2011, by Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros, Milfam NG LLC and Lloyd I. Miller — Trust C to the Board of Directors of the Issuer

SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated November 17, 2011

SHERMAN CAPITAL GROUP LLC
By:	/s/ Steven Sherman
	Name:	Steven Sherman
	Title:	Managing Member

STEVEN SHERMAN
By:	/s/ Steven Sherman

KAREN SINGER
By:	/s/ Karen Singer

DAVID S. OROS
By:	/s/ David S. Oros

Lloyd I. Miller, III
By:	/s/ Lloyd I. Miller, III